10027901

SECURITIES AND EXCHANGE COMMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEVEN HILLS PARTNERS LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 BATTERY STREET, 16TH FLOOR
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111-3370 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD F. WOODHAM (415) 869-6213
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, LLP
(Name -- *if individual, state last, first, middle name*)

101 MONTGOMERY STREET, 22ND FLOOR (Address) SAN FRANCISCO (City) CA (State) 94104-1199 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, EDWARD F. WOODHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEVEN HILLS PARTNERS LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

[signature]
Signature

CHIEF FINANCIAL OFFICER
Title

SEE ATTACHED FORM
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2010, by Edward Fuller Woodham, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

TINA M. BORRELL
COMM. #1869252
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Oct. 25, 2013
PC01

(Seal)

Signature

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek



Rothstein Kass

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the management and Board of Advisors of Seven Hills Partners LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the nine month period from April 1, 2009 through December 31, 2009, which were agreed to by Seven Hills Partners LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, LLP

San Francisco, California
February 25, 2010

## SEVEN HILLS PARTNERS LLC

### SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

**For the Nine Month Period From April 1, 2009 Through December 31, 2009**

| | | |
|---|---|---|
| SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T | $ | 3,080,182 |
| General Assessments at .0025 | | 7,700 |
| Payments Remitted with Form SIPC-4 and Form SIPC-6 | | (3,096) |
| Amount Due with Form SIPC-7T | $ | 4,604 |

**SEVEN HILLS PARTNERS LLC**

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

# SEVEN HILLS PARTNERS LLC

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Seven Hills Partners LLC

We have audited the accompanying statement of financial condition of Seven Hills Partners LLC (the "Company") as of December 31, 2009. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seven Hills Partners LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

San Francisco, California
February 25, 2010

# SEVEN HILLS PARTNERS LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2009**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ | 3,523,347 |
| Accounts receivable, net | | 446,210 |
| Unbilled expenses | | 77,740 |
| Prepaid expenses | | 11,514 |
| Unbilled revenues | | 2,473 |
| Other current assets | | 1,456 |
| Total current assets | | 4,062,740 |
| **Securities owned**, at fair value | | 155,324 |
| **TOTAL ASSETS** | $ | 4,218,064 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **Current liabilities** | | |
| Due to Parent | $ | 1,063,519 |
| Unearned revenues | | 6,290 |
| Total current liabilities | | 1,069,809 |
| **Member's equity** | | 3,148,255 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 4,218,064 |

*See accompanying notes to statement of financial condition.*

## 1. Nature of business and summary of significant accounting policies

*Nature of Business*

Seven Hills Partners LLC (the "Company") was formed as a single member limited liability company in the state of California on October 3, 2001. The Company is a wholly-owned subsidiary of Seven Hills Group LLC (the "Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of providing advice with respect to business transactions, mergers and acquisitions, and acting as an agent in the raising of capital through public and private placements of equity and debt securities of its clients.

*Basis of Presentation*

The statement of financial condition is presented in U.S. Dollars and has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The statement of financial condition was approved by management and available for issuance on February 25, 2010. Subsequent events have been evaluated through this date.

*Cash and Cash Equivalents*

The Company considers its investment in a money market fund to be a cash equivalent. During the normal course of business, the Company maintains an account with Charles Schwab & Co. (the "Broker"). At December 31, 2009, approximately $2,468,000 of cash equivalents are held with the Broker and this amount is included in cash and cash equivalents on the statement of financial condition.

*Accounts Receivable, Net*

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections, and current credit conditions. As of December 31, 2009, the Company's allowance for doubtful accounts was approximately $290,000.

*Valuation of Investments in Securities at Fair Value - Definition and Hierarchy*

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

**1. Nature of business and summary of significant accounting policies (continued)**

*Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)*

*Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

*Valuation Techniques*

<u>Investments in Securities</u>

The Company values securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Fair value for many over-the-counter ("OTC") contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

**1. Nature of business and summary of significant accounting policies (continued)**

*Valuation Techniques (continued)*

OTC Derivative Contracts

OTC derivative contracts include warrants received in connection with investment banking services.

Depending on the underlying security and the terms of the transaction, the fair value of certain OTC derivatives may be able to be modeled using a series of techniques, including closed-form analytic formulae, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Certain pricing models do not entail material subjectivity as the methodologies employed include pricing inputs that are observed from actively quoted markets (as is the case for generic interest rate swap and option contracts). In the case of more established derivative contracts, the pricing models used by the Company are widely accepted by marketplace participants. OTC derivative contracts are generally categorized in Levels 2 or 3 of the fair value hierarchy.

Investments in Private Companies

Investments in private companies include securities received in connection with investment banking services.

The Company values securities owned for which there is no ready market at fair value as determined by the Company's management. Ongoing reviews by the Company's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows, and market-based information, including comparable transactions and performance multiples, among other factors. These nonpublic investments are included in Level 3 of the fair value hierarchy.

*Income Taxes*

As a single-member LLC, the Company is disregarded for federal and state income tax purposes.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to member's equity as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's statement of financial condition upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

### 1. Nature of business and summary of significant accounting policies (continued)

*Use of Estimates*

The preparation of the statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the statement of financial condition. Actual results could differ from those estimates.

*Accounting Standards Codification*

On June 29, 2009, the Financial Accounting Standards Board ("FASB") issued an accounting pronouncement establishing the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. This pronouncement was issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded. The Company adopted this new accounting pronouncement for the year ended December 31, 2009, as required, and the adoption did not have a material impact on the statement of financial condition.

### 2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2009:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of December 31, 2009 |
|---|---|---|---|---|
| **Assets** | | | | |
| **Securities owned** (at fair value) | | | | |
| Common stocks | $ 103,333 | $ - | $ 8,446 | $ 111,779 |
| Warrants | - | 17,214 | 26,331 | 43,545 |
| | $ 103,333 | $ 17,214 | $ 34,777 | $ 155,324 |

## 3. Derivative contracts

In the normal course of business, the Company receives derivative contracts in connection with investment banking services. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's primary underlying risk with derivative activities and exposure to derivative contracts is equity price fluctuations. In addition to its equity price risk, the Company is also subject to counterparty risk due to the potential inability of its counterparties to meet the terms of their derivative contracts.

*Warrants*

The Company may receive warrants in connection with its investment banking services. The warrants provide the Company with exposure and potential gains upon equity appreciation of the portfolio company's share price.

The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to satisfy its issued warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its warrants.

*Volume of Derivative Activities*

At December 31, 2009, the volume of the Company's derivative activities based on their notional amounts and number of share equivalents, categorized by primary underlying risk, are as follows:

*(notional amounts in thousands)*

| | Long exposure | |
|---|---|---|
| **Primary underlying risk** | **Notional amounts** | **Number of share equivalents** |
| **Equity price** | | |
| Warrants [(a)] | $ 1,141 | 2,454 |

(a) Notional amounts for warrants are based on the fair value of the underlying shares as if the warrants were exercised at December 31, 2009.

### 3. Derivative contracts (continued)

*Impact of Derivatives on the Statement of Financial Condition*

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as securities owned, at fair value, categorized by primary underlying risk, at December 31, 2009:

*(in thousands)*

| Primary underlying risk | Derivative assets |
|---|---|
| **Equity price** | |
| Warrants | $ 44 |

### 4. Concentrations of credit risk

As of December 31, 2009, the Company maintained approximately $1,055,000 of its cash balance in an interest-bearing deposit account with City National Bank. This balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company's management monitors the risk associated with this balance and does not anticipate any losses from this counterparty. Additionally, as of December 31, 2009, the Company maintained approximately $2,468,000 of its cash balance in a dividend-earning money market fund held at the Broker which is not FDIC insured. The Company does not consider the risk associated with this money market fund to be significant.

### 5. Related party transactions

*Due to Parent*

During 2009, the Parent made payments for various expenses related to the business of the Company. There was no expense-sharing agreement between the Parent and the Company in effect during 2009, and the Company reimburses the Parent for these expenses. The Company records these expenses when incurred and posts the corresponding liability to the account due to Parent. As of December 31, 2009, the Company owed the Parent approximately $1,064,000 for such expenses. This liability is included on the statement of financial condition.